82-1090

# CONSOLIDATED MERCANTILE
*INCORPORATED*



## INTERIM REPORT

dlw 6/10

## CONSOLIDATED BALANCE SHEET

| | (Unaudited) March 31 2002 | December 31 2001 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT** | | |
| Cash and short-term investments | $ 1,405,351 | $ 2,249,759 |
| Accounts and notes receivable | 25,777,672 | 36,292,134 |
| Income taxes receivable | 1,276,688 | 468,443 |
| Inventories | 25,540,105 | 27,733,107 |
| Prepaid expenses | 1,501,995 | 1,387,140 |
| Future income taxes | 574,400 | 566,157 |
| | 56,076,211 | 68,696,740 |
| **INVESTMENTS** | 542,021 | 590,303 |
| **FIXED** | 55,644,821 | 55,522,291 |
| **FUTURE INCOME TAXES** | 955,600 | 924,867 |
| **INTANGIBLE AND OTHER ASSETS** | 2,978,834 | 3,091,436 |
| | $ 116,197,487 | $ 128,825,637 |
| **LIABILITIES** | | |
| **CURRENT** | | |
| Bank indebtedness | $ 10,578,682 | $ 19,770,858 |
| Accounts payable and accruals | 26,216,837 | 29,456,651 |
| Current portion of long-term debt | 19,166,706 | 18,470,100 |
| | 55,962,225 | 67,697,609 |
| **LONG-TERM DEBT** | 15,065,953 | 16,740,387 |
| **NON-CONTROLLING INTEREST** | 21,723,527 | 21,349,086 |
| **FUTURE INCOME TAXES** | 4,671,200 | 4,606,379 |
| | 97,422,905 | 110,393,461 |
| **SHAREHOLDERS' EQUITY** | | |
| **CAPITAL STOCK** | 2,362,086 | 2,362,086 |
| **CONTRIBUTED SURPLUS** | 59,411 | 59,411 |
| **TRANSLATION ADJUSTMENT** | 781,601 | 656,537 |
| **RETAINED EARNINGS** | 15,571,484 | 15,354,142 |
| | 18,774,582 | 18,432,176 |
| | $ 116,197,487 | $ 128,825,637 |

# CONSOLIDATED MERCANTILE INCORPORATED

## CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

## THREE MONTHS ENDED MARCH 31, 2002

| | (Unaudited) 2002 | 2001 |
|---|---|---|
| SALES | $ 52,598,420 | $ 49,463,583 |
| COST OF SALES | 40,074,056 | 38,657,736 |
| | 12,524,364 | 10,805,847 |
| OTHER INCOME | | |
| Interest income | 9,107 | 12,565 |
| EXPENSES | | |
| Selling and administrative | 8,846,696 | 8,751,332 |
| EARNINGS FROM OPERATIONS | 3,686,775 | 2,067,080 |
| Amortization | 2,205,890 | 2,233,344 |
| Interest on long-term debt | 537,876 | 682,573 |
| | 2,743,766 | 2,915,917 |
| EARNINGS (LOSS) BEFORE INCOME TAXES AND THE UNDERNOTED ITEMS | 943,009 | (848,837) |
| Income taxes (recovered) | 364,988 | (319,818) |
| EARNINGS (LOSS) BEFORE THE UNDERNOTED ITEMS | 578,021 | (529,019) |
| Non-controlling interest | (312,397) | 288,944 |
| Equity in earnings of investee | 13,900 | 8,287 |
| Loss on disposal of investment | (62,182) | - |
| | (360,679) | 297,231 |
| NET EARNINGS (LOSS) FOR THE PERIOD | 217,342 | (231,788) |
| RETAINED EARNINGS, beginning of period | 15,354,142 | 14,249,293 |
| Excess of cost of shares purchased for cancellation over stated value | - | (111,512) |
| RETAINED EARNINGS, END OF PERIOD | $ 15,571,484 | $ 13,905,993 |
| EARNINGS (LOSS) PER SHARE | | |
| Basic | $ 0.07 | $ (0.09) |
| Diluted | $ 0.06 | $ (0.09) |
| Weighted average number of common shares | | |
| Basic | 2,779,320 | 2,810,242 |
| Diluted | 2,981,384 | 2,840,137 |

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2001.

## CONSOLIDATED STATEMENT OF CASH FLOWS

### THREE MONTHS ENDED MARCH 31, 2002

| | (Unaudited) 2002 | 2001 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net (earnings) loss for the period | $ 217,342 | $ (231,788) |
| Amortization | 2,205,890 | 2,233,344 |
| Future income taxes | (19,000) | |
| Non-controlling interest | 312,397 | (288,944) |
| Equity in earnings of investee | (13,900) | (8,287) |
| Loss on disposal of investment | 62,182 | - |
| | 2,764,911 | 1,704,325 |
| Change in non-cash components of working capital | 8,544,550 | 3,441,035 |
| | 11,309,461 | 5,145,360 |
| **FINANCING ACTIVITIES** | | |
| Decrease in bank indebtedness | (9,137,934) | (1,240,023) |
| Purchase of common shares for cancellation | - | (132,550) |
| Purchase of shares by consolidated subsidiary for cancellation | (101,000) | (603,474) |
| Proceeds from long-term debt | | 165,000 |
| Repayment of long-term debt | (1,512,169) | (994,737) |
| | (10,751,103) | (2,805,784) |
| **INVESTING ACTIVITIES** | | |
| Purchase and deposits on fixed assets | (1,689,940) | (2,995,026) |
| Other | - | (48,952) |
| | (1,689,940) | (3,043,978) |
| Effect of foreign currency translation on cash balances | 287,174 | 459,628 |
| **CHANGE IN CASH POSITION** | (844,408) | (244,774) |
| Cash and short-term investments at beginning of period | 2,249,759 | 1,799,650 |
| **CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD** | $ 1,405,351 | $ 1,554,876 |
| Supplemental cash flow information: | | |
| Income taxes paid | $ 1,191,921 | $ 1,663,763 |
| Interest paid, net | $ 618,988 | $ 945,965 |

***Segmented information for the three months ended March 31***

*(in thousands of dollars)*

| | | 2002 | 2001 |
|---|---|---|---|
| Net sales | Packaging Products | $ 31,806 | $ 29,938 |
| | Pool Products | 6,195 | 5,905 |
| | Furniture | 14,597 | 13,621 |
| | | $ 52,598 | $ 49,464 |
| Operating profit (loss) | Packaging Products | $ 5,954 | $ 4,083 |
| | Pool Products | (584) | (484) |
| | Furniture | 977 | 713 |
| | | $ 6,347 | $ 4,312 |
| Total assets | Packaging Products | $ 71,144 | $ 66,182 |
| | Pool Products | 23,749 | 27,662 |
| | Furniture | 13,537 | 14,224 |
| | Corporate | 7,767 | 9,822 |
| | | $ 116,197 | $ 117,890 |
| Capital expenditures | Packaging Products | $ 1,057 | $ 2,492 |
| | Pool Products | 312 | 169 |
| | Furniture | 260 | 102 |
| | Corporate | 61 | 232 |
| | | $ 1,690 | $ 2,995 |

## TO THE SHAREHOLDERS

Your Directors are pleased to report on the activities and financial results of the Company for the three months ended March 31, 2002.

First quarter results, traditionally the weakest period of the year, reflect a significant increase in earnings. Revenues increased by 6% to approximately $52.6 million from $49.5 million in the comparable 2001 period. Earnings from Operations increased to $3.7 million compared to $2.1 million in the first quarter of 2001. Earnings per share for the quarter increased to $0.07 compared with a loss per share of ($0.09) in the comparable 2001 period. Earnings for the first quarter confirm our previously reported positive trends and preliminary indications are that the Company will continue to experience a dramatic increase in earnings for the balance of the year as a result of the many initiatives put into place.

Your Directors are pleased with the results achieved and look forward to continued growth.

On Behalf of the Board

Fred A. Litwin
President

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### RESULTS OF OPERATIONS

**Sales.** Sales were $52.6 million for the first quarter of fiscal 2002, an increase of $3.1 million or 6% as compared to $49.5 million for the first quarter of fiscal 2001. The Company continues to achieve improvement in revenue at both its packaging and specialty cover and furniture units.

**Gross Margins.** Gross margin as a percentage of sales increased to 23.8% for the first quarter of 2002 compared with 21.8% for the comparable 2001 period. The gross margin increase resulted from lower material costs and improved manufacturing efficiencies.

**Selling and Administrative Expenses.** Selling and administrative expenses as a percentage of sales for the first quarter of 2002 were 16.8% compared to 17.7% for 2001.

**Other Expenses.** During the first quarter of 2002, the Company incurred other expenses of $2.7 million compared with $2.9 million for the comparable 2001 period. The decrease was primarily attributable to a reduction in interest expenses due to lower average borrowings and lower interest rates.

**Income Tax Provision.** The effective tax rate decreased to 38.7% for the first quarter of 2002 compared to 37.7% for 2001. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to differing tax rates in foreign countries, valuation allowance and certain non-deductible expenses.

**Net Earnings.** The Company reported a net earnings of $217,342 in the first quarter of 2002 compared with a net loss of $231,788 in the first quarter of 2001.

### LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

The Company's working capital amounted to $113,986 at March 31, 2002 compared to $999,131 at December 31, 2001. The ratio of current assets to current liabilities was 1:1 at March 31, 2002 and 1.01:1 at December 31, 2001. The Company's cash on hand was $1.4 million at March 31, 2002 as compared to $2.2 million at December 31, 2001. The substantial decrease in working capital at both December 31, 2001 and March 31, 2002 was due to the fact that the Company's packaging and speciality cover subsidiary's banking facility expires in June 2002 and approximately $15 million of the term loans drawn under the line of credit have been reclassified under current liabilities. This unit has negotiated a new banking agreement to replace the expiring facility whereupon these term loans will once against be reclassified as long-term liabilities.

During the first quarter of 2002, the Company invested $1.7 million in new capital assets. Cash provided by operations before changes in working capital increased to $2.8 million from $1.7 million in 2001. The decrease in bank indebtedness was largely as a result of the decrease in non-cash components of working capital.